02050222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/31/02

For the date of 31 July 2002

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

SEC RECEIVED
AUG 0 5 2002
151

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________.]

PROCESSED
AUG 0 9 2002
THOMSON
FINANCIAL

AIB Group
Corporate Relations
and Communications
Bankcentre
Ballsbridge
Dublin 4

Telephone 01 660 0311
Facsimile 01 660 4715

FOR IMMEDIATE RELEASE **17 JULY 2002**

SUSAN KEATING TO STEP DOWN AS PRESIDENT AND CEO OF ALLFIRST

Allied Irish Banks, p.l.c ("AIB") today announced that Susan Keating is stepping down as President and Chief Executive Officer of its wholly owned US subsidiary, Allfirst Financial Inc., effective July 31, 2002. Keating joined Allfirst as Executive Vice President and Head of Retail Banking in January 1996. She was appointed President and Chief Operating Officer in January 1999 and was appointed Chief Executive Officer in January 2000.

The management team at Allfirst has been conducting a major strategic review of the business and has implemented a series of changes in reporting structures between Allfirst and AIB Group. "Susan's deep organisational knowledge and key insights into our business have been vital to our considerations," said Eugene Sheehy, Executive Chairman of Allfirst Financial Inc. "We agree on most issues but have debated some aspects of the best way forward for the company.

"Susan's strong convictions, professionalism and management have served Allfirst well," Sheehy said. "Her leadership qualities and focus on business and customer concerns, especially this past year, have been of great value. I join with all her friends in Allfirst and AIB Group in thanking her for the commitment and leadership she has contributed to Allfirst and in wishing her every success in the future."

Eugene Sheehy, Allfirst's Executive Chairman, will assume the added responsibilities of President and Chief Executive.

-Ends-

For further information please contact:
Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353-1-641 3894

Alan Kelly
Head of Group Investor Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353-1-641 2162

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 31 July 2002

By

Declan McSweeney

Chief Financial Officer

Allied Irish Banks, p.l.c.